Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and six months ended June 30, 2021 and 2020

Rogers Communications Inc.	1	Second Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2021	2020	2021	2020

Revenue	4	3,582	3,155	7,070	6,571

Operating expenses:
Operating costs	5	2,208	1,861	4,305	3,942
Depreciation and amortization		647	650	1,285	1,289
Restructuring, acquisition and other	6	115	42	160	63
Finance costs	7	206	214	424	434
Other (income) expense	8	(7)	7	(6)	(7)

Income before income tax expense		413	381	902	850
Income tax expense		111	102	239	219

Net income for the period		302	279	663	631

Earnings per share:
Basic	9	$0.60	$0.55	$1.31	$1.25
Diluted	9	$0.60	$0.54	$1.31	$1.21
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Second Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020

Net income for the period	302	279	663	631

Other comprehensive (loss) income:

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase (decrease) in fair value	29	(17)	337	(305)
Related income tax (expense) recovery	(3)	2	(44)	40

Equity investments measured at FVTOCI	26	(15)	293	(265)

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments	(296)	(761)	(315)	1,487
Reclassification to net income of loss (gain) on debt derivatives	166	465	310	(535)
Reclassification to net income or property, plant and equipment of loss (gain) on expenditure derivatives	36	(16)	59	(36)
Reclassification to net income for accrued interest	(1)	(16)	(7)	(29)
Related income tax recovery (expense)	50	97	35	(194)

Cash flow hedging derivative instruments	(45)	(231)	82	693

Share of other comprehensive (loss) income of equity-accounted investments, net of tax	(1)	(6)	(6)	3

Other comprehensive (loss) income for the period	(20)	(252)	369	431

Comprehensive income for the period	282	27	1,032	1,062

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Second Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at June 30	As at December 31
	Note	2021	2020

Assets
Current assets:
Cash and cash equivalents		905	2,484
Accounts receivable	10	3,164	2,856
Inventories		467	479
Current portion of contract assets		230	533
Other current assets		530	516
Current portion of derivative instruments	11	85	61
Total current assets		5,381	6,929

Property, plant and equipment		14,150	14,018
Intangible assets		8,922	8,926
Investments	12	2,849	2,536
Derivative instruments	11	1,331	1,378
Financing receivables	10	741	748
Other long-term assets		311	346
Goodwill		3,991	3,973

Total assets		37,676	38,854

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	13	1,207	1,221
Accounts payable and accrued liabilities		2,715	2,714
Income tax payable		224	344
Other current liabilities		521	243
Contract liabilities		364	336
Current portion of long-term debt	14	1,530	1,450
Current portion of lease liabilities	15	309	278
Total current liabilities		6,870	6,586

Provisions		43	42
Long-term debt	14	14,912	16,751
Lease liabilities	15	1,614	1,557
Other long-term liabilities		1,051	1,149
Deferred tax liabilities		3,086	3,196
Total liabilities		27,576	29,281

Shareholders' equity	16	10,100	9,573

Total liabilities and shareholders' equity		37,676	38,854

Subsequent events	11, 16
Contingent liabilities	19

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Second Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Six months ended June 30, 2021	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2021	71	111,154	397	393,771	7,916	999	194	(4)	9,573
Net income for the period	—	—	—	—	663	—	—	—	663

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	293	—	—	293
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	82	—	82
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(6)	(6)
Total other comprehensive income (loss)	—	—	—	—	—	293	82	(6)	369
Comprehensive income for the period	—	—	—	—	663	293	82	(6)	1,032

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	2	(2)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(505)	—	—	—	(505)
Total transactions with shareholders	—	—	—	—	(505)	—	—	—	(505)

Balances, June 30, 2021	71	111,154	397	393,771	8,076	1,290	276	(10)	10,100

	Class A Voting Shares		Class B Non-Voting Shares
Six months ended June 30, 2020	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2020	71	111,154	397	393,771	7,419	1,265	263	1	9,416
Net income for the period	—	—	—	—	631	—	—	—	631

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(265)	—	—	(265)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	693	—	693
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	3	3
Total other comprehensive income (loss)	—	—	—	—	—	(265)	693	3	431
Comprehensive income for the period	—	—	—	—	631	(265)	693	3	1,062

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	4	(4)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(505)	—	—	—	(505)
Total transactions with shareholders	—	—	—	—	(505)	—	—	—	(505)

Balances, June 30, 2020	71	111,154	397	393,771	7,549	996	956	4	9,973

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Second Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2021	2020	2021	2020
Operating activities:
Net income for the period		302	279	663	631
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		647	650	1,285	1,289
Program rights amortization		16	16	36	38
Finance costs	7	206	214	424	434
Income tax expense		111	102	239	219
Post-employment benefits contributions, net of expense		(107)	(80)	(91)	(68)
Other		20	74	46	96
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		1,195	1,255	2,602	2,639
Change in net operating assets and liabilities	20	194	447	7	315
Income taxes paid		(175)	(75)	(500)	(168)
Interest paid		(198)	(198)	(414)	(398)

Cash provided by operating activities		1,016	1,429	1,695	2,388

Investing activities:
Capital expenditures		(719)	(559)	(1,203)	(1,152)
Additions to program rights		(11)	(7)	(23)	(22)
Changes in non-cash working capital related to capital expenditures and intangible assets		148	(25)	32	(154)
Other		22	(9)	16	(28)

Cash used in investing activities		(560)	(600)	(1,178)	(1,356)

Financing activities:
Net repayment of short-term borrowings	13	(25)	(310)	(3)	(1,727)
Net (repayment) issuance of long-term debt	14	—	(345)	(1,450)	2,540
Net (payments) proceeds on settlement of debt derivatives and forward contracts	11	(3)	(10)	(5)	80
Transaction costs incurred	14	(11)	(5)	(11)	(21)
Principal payments of lease liabilities	15	(61)	(48)	(123)	(98)
Dividends paid		(252)	(252)	(504)	(505)

Cash (used in) provided by financing activities		(352)	(970)	(2,096)	269

Change in cash and cash equivalents		104	(141)	(1,579)	1,301
Cash and cash equivalents, beginning of period		801	1,936	2,484	494

Cash and cash equivalents, end of period		905	1,795	905	1,795

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Second Quarter 2021

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the six months ended June 30, 2021, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2020 (2020 financial statements). The COVID-19 pandemic (COVID-19) has significantly affected our operating results this year in addition to the typical seasonal fluctuations in our business, most notably in our Wireless and Media businesses. The decline in customer travel due to global travel restrictions has resulted in lower-than-normal roaming revenue. The ability to broadcast NHL games for the full quarter, coupled with the effect of the Toronto Blue Jays playing this quarter, including being able to allow limited game-day attendance, compared to the public health restrictions in the prior year has resulted in increased revenue and operating expenses this quarter.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and six months ended June 30, 2021 (second quarter 2021 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2020 financial statements with the exception of new accounting policies that were adopted on January 1, 2021 as described in note 2. These second quarter 2021 interim financial statements were approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on July 20, 2021.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these second quarter 2021 interim financial statements include only significant transactions and changes occurring for the six months since our year-end of December 31, 2020 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These second quarter 2021 interim financial statements should be read in conjunction with the 2020 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

Rogers Communications Inc.	7	Second Quarter 2021

Estimation Uncertainty
Due to the uncertainty surrounding the duration and potential outcomes of COVID-19, and the unpredictable and continuously changing impacts and related government responses, there is more uncertainty associated with our assumptions, expectations, and estimates. We believe the most significantly affected estimates are related to our expected credit losses and allowance for doubtful accounts.

New Accounting Pronouncements Adopted in 2021
We adopted the following accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2021. These changes did not have a material impact on our financial results and are not expected to have a material impact in the future.
•Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, and IFRS 7), addressing issues that might affect financial reporting after the reform of an interest rate benchmark. There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instruments.
•Amendments to IFRS 16, Leases, allowing lessees to not assess whether a COVID-19-related rent concession is a lease modification.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information.
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates".
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying requirements for the classification of liabilities as non-current.
•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant, and equipment by proceeds while bringing an asset to capable operations.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference to the Conceptual Framework.
•Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, but we currently do not expect any material impacts.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2020 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	8	Second Quarter 2021

Information by Segment

Three months ended June 30, 2021	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,064	1,013	546	(41)	3,582

Operating costs	5	1,056	521	621	10	2,208

Adjusted EBITDA		1,008	492	(75)	(51)	1,374

Depreciation and amortization						647
Restructuring, acquisition and other	6					115
Finance costs	7					206
Other income	8					(7)

Income before income taxes						413

Three months ended June 30, 2020	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	1,934	966	296	(41)	3,155

Operating costs	5	1,016	512	331	2	1,861

Adjusted EBITDA		918	454	(35)	(43)	1,294

Depreciation and amortization						650
Restructuring, acquisition and other	6					42
Finance costs	7					214
Other expense	8					7

Income before income taxes						381

Six months ended June 30, 2021	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	4,138	2,033	986	(87)	7,070

Operating costs	5	2,117	1,054	1,120	14	4,305

Adjusted EBITDA		2,021	979	(134)	(101)	2,765

Depreciation and amortization						1,285
Restructuring, acquisition and other	6					160
Finance costs	7					424
Other income	8					(6)

Income before income taxes						902

Rogers Communications Inc.	9	Second Quarter 2021

Six months ended June 30, 2020	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	4,011	1,939	708	(87)	6,571

Operating costs	5	2,067	1,032	828	15	3,942

Adjusted EBITDA		1,944	907	(120)	(102)	2,629

Depreciation and amortization						1,289
Restructuring, acquisition and other	6					63
Finance costs	7					434
Other income	8					(7)

Income before income taxes						850

NOTE 4: REVENUE

Disaggregation of Revenue

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Wireless
Service revenue	1,616	1,578	3,225	3,290
Equipment revenue	448	356	913	721

Total Wireless	2,064	1,934	4,138	4,011

Cable
Service revenue	1,010	964	2,028	1,935
Equipment revenue	3	2	5	4

Total Cable	1,013	966	2,033	1,939

Total Media	546	296	986	708

Corporate items and intercompany eliminations	(41)	(41)	(87)	(87)

Total revenue	3,582	3,155	7,070	6,571

NOTE 5: OPERATING COSTS

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Cost of equipment sales	458	339	928	717
Merchandise for resale	66	62	133	116
Other external purchases	1,103	1,017	2,158	2,149
Employee salaries, benefits, and stock-based compensation	581	443	1,086	960

Total operating costs	2,208	1,861	4,305	3,942

Rogers Communications Inc.	10	Second Quarter 2021

NOTE 6: RESTRUCTURING, ACQUISITION AND OTHER
During the three and six months ended June 30, 2021, we incurred $115 million and $160 million (2020 - $42 million and $63 million), respectively, in restructuring, acquisition and other expenses. In 2021, these expenses consisted of severance costs associated with the targeted restructuring of our employee base, certain contract termination costs, certain costs relating to the proposed acquisition of Shaw (the Transaction, see note 21), and other costs. In 2020, these costs were primarily incremental and temporary employee compensation costs incurred in response to COVID-19.

NOTE 7: FINANCE COSTS

		Three months ended June 30		Six months ended June 30
(In millions of dollars)	Note	2021	2020	2021	2020

Interest on borrowings [1]		181	197	373	389
Interest on lease liabilities	15	18	18	36	35
Interest on post-employment benefits liability		3	4	7	7
(Gain) loss on foreign exchange		(7)	(23)	(10)	109
Change in fair value of derivative instruments		7	17	12	(109)
Capitalized interest		(3)	(5)	(7)	(10)
Other		7	6	13	13

Total finance costs		206	214	424	434
1Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 8: OTHER (INCOME) EXPENSE

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Losses from associates and joint ventures	4	15	15	12
Other investment income	(11)	(8)	(21)	(19)

Total other (income) expense	(7)	7	(6)	(7)

NOTE 9: EARNINGS PER SHARE

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts)	2021	2020	2021	2020

Numerator (basic) - Net income for the period	302	279	663	631

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	505	505	505	505
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1	1	1

Weighted average number of shares outstanding - diluted	506	506	506	506

Earnings per share:
Basic	$0.60	$0.55	$1.31	$1.25
Diluted	$0.60	$0.54	$1.31	$1.21

For the six months ended June 30, 2021, and for the three and six months ended June 30, 2020, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the six months ended June 30, 2021 was reduced by $2 million (2020 - $17 million), in the diluted earnings per share calculation. There was no such effect for the three months ended June 30, 2021 (2020 - $6 million net income reduction).

Rogers Communications Inc.	11	Second Quarter 2021

A total of 4,076,714 and 4,148,549 options were out of the money for the three and six months ended June 30, 2021 (2020 - 3,895,948 and 3,182,842), respectively. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 10: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at June 30	As at December 31
(In millions of dollars)	2021	2020

Current financing receivables	1,446	1,058
Long-term financing receivables	741	748

Total financing receivables	2,187	1,806

NOTE 11: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, and lease liabilities, interest rate derivatives, and expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate agreements and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper (US CP) borrowings (see note 13). We designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and six months ended June 30, 2021 and 2020.

		Three months ended June 30, 2021			Six months ended June 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program
Debt derivatives entered	300	1.233	370	820	1.254	1,028
Debt derivatives settled	320	1.234	395	940	1.256	1,181
Net cash paid			(3)			(5)

Rogers Communications Inc.	12	Second Quarter 2021

		Three months ended June 30, 2020			Six months ended June 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	970	1.428	1,385
Debt derivatives settled	970	1.406	1,364	970	1.406	1,364
Net cash paid			(21)			(21)

US commercial paper program
Debt derivatives entered	190	1.405	267	2,868	1.333	3,823
Debt derivatives settled	411	1.375	565	4,089	1.330	5,438
Net cash received			11			101

As at June 30, 2021, we had nil and US$329 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2020 - nil and US$448 million), respectively.

Senior notes
Below is a summary of the debt derivatives we entered related to senior notes during the six months ended June 30, 2021 and 2020.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019
1    Converting from a fixed or floating US$ coupon rate to a weighted average Cdn$ fixed rate.

As at June 30, 2021, we had US$9,050 million (December 31, 2020 - US$9,050 million) in US dollar-denominated senior notes and debentures, of which all the associated foreign exchange risk had been hedged using debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities for the three and six months ended June 30, 2021 and 2020.

		Three months ended June 30, 2021			Six months ended June 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	48	1.250	60	74	1.257	93
Debt derivatives settled	18	1.444	26	34	1.353	46

		Three months ended June 30, 2020			Six months ended June 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	49	1.367	67	90	1.400	126
Debt derivatives settled	10	1.300	13	16	1.313	21

As at June 30, 2021, we had US$182 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2020 - US$142 million) with terms to maturity ranging from July 2021 to June 2024 (December 31, 2020 - January 2021 to December 2023) at an average rate of $1.310/US$ (December 31, 2020 - $1.352/US$).

Rogers Communications Inc.	13	Second Quarter 2021

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

During the three months ended June 30, 2021, we entered into $500 million bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will form a portion of the interest rate risk associated with anticipated future debt issuances. As a result of these bond forwards, we have hedged the underlying GoC rate on $500 million of anticipated future debt issuances between July 1, 2021 and June 30, 2022.

During the six months ended June 30, 2021, we entered into interest rate swap derivatives to hedge the interest rate risk on US$2 billion of debt instruments we expect to issue in the future.

Subsequent to June 30, 2021, we entered into additional $750 million bond forwards to hedge the underlying GoC interest rate risk that will form a portion of the interest rate risk associated with anticipated future debt issuances.

We also entered into interest rate swap derivatives subsequent to June 30, 2021 to hedge the interest rate risk on an additional $3.25 billion of debt instruments we expect to issue in the future.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

The tables below summarize the expenditure derivatives we entered into and settled during the three and six months ended June 30, 2021 and 2020.

		Three months ended June 30, 2021			Six months ended June 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	90	1.233	111	210	1.243	261
Expenditure derivatives settled	255	1.361	347	480	1.360	653

		Three months ended June 30, 2020			Six months ended June 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	744	1.376	1,024	1,086	1.365	1,482
Expenditure derivatives settled	255	1.302	332	480	1.300	624

As at June 30, 2021, we had US$1,320 million notional amount of expenditure derivatives outstanding (December 31, 2020 - US$1,590 million) with terms to maturity ranging from July 2021 to December 2022 (December 31, 2020 - January 2021 to December 2022) at an average rate of $1.320/US$ (December 31, 2020 - $1.342/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at June 30, 2021, we had equity derivatives outstanding for 5.0 million (December 31, 2020 - 4.6 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2020 - $51.82).

During the six months ended June 30, 2020, we settled 0.5 million equity derivatives at a weighted average price of $54.16 for net payments of $1 million. At the same time, we entered into 0.5 million equity derivatives at a weighted average price of $54.16 under substantially the same terms and conditions.

During the six months ended June 30, 2021, we entered into 0.4 million equity derivatives (2020 - 0.3 million) with a weighted average price of $60.98 (2020 - $56.08).

Rogers Communications Inc.	14	Second Quarter 2021

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is used to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is used for each derivative.

The fair value of our interest rate derivatives is determined by discounting to the measurement date the cash flows that result from multiplying the interest rate derivative's notional amount by the difference between the period-end market forward rate and the forward rate in each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at June 30, 2021 or December 31, 2020 and there were no transfers between Level 1, Level 2, or Level 3 during the three or six months ended June 30, 2021 or 2020.

Rogers Communications Inc.	15	Second Quarter 2021

Below is a summary of our financial instruments carried at fair value as at June 30, 2021 and December 31, 2020.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31	As at June 30	As at Dec. 31
(In millions of dollars)	2021	2020	2021	2020	2021	2020

Financial assets
Investments, measured at fair value:
Investments in publicly traded companies	1,869	1,535	1,869	1,535	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	1,352	1,405	—	—	1,352	1,405
Expenditure derivatives accounted for as cash flow hedges	1	—	—	—	1	—
Equity derivatives not accounted for as hedges	63	34	—	—	63	34

Total financial assets	3,285	2,974	1,869	1,535	1,416	1,439

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	309	307	—	—	309	307
Debt derivatives not accounted for as hedges	18	12	—	—	18	12
Interest rate derivatives accounted for as cash flow hedges	222	—	—	—	222	—
Expenditure derivatives accounted for as cash flow hedges	104	109	—	—	104	109

Total financial liabilities	653	428	—	—	653	428

Below is a summary of the fair value of our long-term debt as at June 30, 2021 and December 31, 2020.

	As at June 30, 2021		As at December 31, 2020
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	16,442	19,269	18,201	22,006
1    Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

NOTE 12: INVESTMENTS

	As at June 30	As at December 31
(In millions of dollars)	2021	2020

Investments in:
Publicly traded companies	1,869	1,535
Private companies	98	97
Investments, measured at FVTOCI	1,967	1,632
Investments, associates and joint ventures	882	904

Total investments	2,849	2,536

NOTE 13: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at June 30, 2021 and December 31, 2020.

	As at June 30	As at December 31
(In millions of dollars)	2021	2020

Receivables securitization program	800	650
US commercial paper program	407	571

Total short-term borrowings	1,207	1,221

Rogers Communications Inc.	16	Second Quarter 2021

The tables below summarize the activity relating to our short-term borrowings for the three and six months ended June 30, 2021 and 2020.

		Three months ended June 30, 2021			Six months ended June 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	300	1.233	370	820	1.254	1,028
Repayment of US commercial paper	(320)	1.234	(395)	(940)	1.256	(1,181)
Net repayment of US commercial paper			(25)			(153)

Proceeds received from receivables securitization			—			150
Net proceeds received from receivables securitization			—			150

Net repayment of short-term borrowings			(25)			(3)

		Three months ended June 30, 2020			Six months ended June 30, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	189	1.413	267	2,867	1.333	3,823
Repayment of US commercial paper	(412)	1.400	(577)	(4,097)	1.355	(5,550)
Net repayment of US commercial paper			(310)			(1,727)

Net repayment of short-term borrowings			(310)			(1,727)

Receivables Securitization Program
Below is a summary of our receivables securitization program as at June 30, 2021 and December 31, 2020.

	As at June 30	As at December 31
(In millions of dollars)	2021	2020

Receivables sold to buyer as security	2,410	2,130
Short-term borrowings from buyer	(800)	(650)

Overcollateralization	1,610	1,480

Below is a summary of the activity related to our receivables securitization program for the three and six months ended June 30, 2021 and 2020.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Receivables securitization program, beginning of period	800	650	650	650
Net proceeds received from receivables securitization	—	—	150	—

Receivables securitization program, end of period	800	650	800	650

Rogers Communications Inc.	17	Second Quarter 2021

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and six months ended June 30, 2021 and 2020.

		Three months ended June 30, 2021			Six months ended June 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	349	1.255	438	449	1.272	571
Net repayment of US commercial paper	(20)	1.250	(25)	(120)	1.275	(153)
Gain on foreign exchange [1]			(6)			(11)

US commercial paper program, end of period	329	1.237	407	329	1.237	407
1 Included in finance costs.

		Three months ended June 30, 2020			Six months ended June 30, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	223	1.417	316	1,223	1.298	1,588
Net repayment of US commercial paper	(223)	1.390	(310)	(1,230)	1.404	(1,727)
Discounts on issuance [1]	—	—	—	7	1.429	10
(Gain) loss on foreign exchange [1]			(6)			129

US commercial paper program, end of period	—	—	—	—	—	—
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facility
During the three months ended June 30, 2021, we entered into non-revolving credit facilities with an aggregate limit of US$1.6 billion that mature in June 2022. Any borrowings under these facilities will be recorded as short-term borrowings as they will be due within 12 months. Borrowings under the facilities are unsecured, guaranteed by RCCI, and rank equally in right of payment with all of our senior notes and debentures. As at June 30, 2021, we had not borrowed against these facilities.

Committed Facility
During the three months ended March 31, 2021, in connection with the proposed acquisition of Shaw Communications Inc. (Shaw) (see note 21), we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. The commitment remains subject to the satisfaction of conditions to effectiveness and drawing, including, without limitation, the completion of credit documentation in respect of such commitment and the completion of the Shaw transaction (see note 21). The commitment is only available to be drawn to fund part of the acquisition cost of the Transaction and to pay fees and expenses related to the Transaction. If drawn, any drawings must be repaid within 364 days. If undrawn, the facility terminates on the closing date of the acquisition. As a result of entering into a $6 billion non-revolving credit facility (Shaw term loan facility, see note 14), the maximum amount we could draw on this committed facility decreased to $13 billion. As at June 30, 2021, we had not drawn against the facility.

Rogers Communications Inc.	18	Second Quarter 2021

NOTE 14: LONG-TERM DEBT

			Principal amount	Interest rate	As at June 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2021	2020

Senior notes	2021		1,450	5.340%	—	1,450
Senior notes	2022	US	750	Floating	930	955
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	620	637
Senior notes	2023	US	850	4.100%	1,053	1,082
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	868	890
Senior notes	2026	US	500	2.900%	620	637
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior debentures [1]	2032	US	200	8.750%	248	255
Senior notes	2038	US	350	7.500%	434	446
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	620	637
Senior notes	2043	US	650	5.450%	806	827
Senior notes	2044	US	1,050	5.000%	1,301	1,337
Senior notes	2048	US	750	4.300%	930	955
Senior notes	2049	US	1,250	4.350%	1,549	1,592
Senior notes	2049	US	1,000	3.700%	1,238	1,273
					16,617	18,373
Deferred transaction costs and discounts					(175)	(172)
Less current portion					(1,530)	(1,450)

Total long-term debt					14,912	16,751
1Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at June 30, 2021 and December 31, 2020.

The tables below summarize the activity relating to our long-term debt for the three and six months ended June 30, 2021 and 2020.

		Three months ended June 30, 2021			Six months ended June 30, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note repayments (Cdn$)			—			(1,450)

Net repayment of long-term debt			—			(1,450)

Rogers Communications Inc.	19	Second Quarter 2021

		Three months ended June 30, 2020			Six months ended June 30, 2020
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	970	1.428	1,385
Credit facility repayments (US$)	(970)	1.406	(1,364)	(970)	1.406	(1,364)

Net (repayments) borrowings under credit facilities			(1,364)			21

Senior notes issuances (Cdn$)			—			1,500
Senior note issuances (US$)	750	1.359	1,019	750	1.359	1,019
Total issuances of senior notes			1,019			2,519

Net (repayment) issuance of long-term debt			(345)			2,540

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Long-term debt net of transaction costs, beginning of period	16,613	19,825	18,201	15,967
Net (repayment) issuance of long-term debt	—	(345)	(1,450)	2,540
(Gain) loss on foreign exchange	(165)	(470)	(307)	516
Deferred transaction costs incurred	(11)	(5)	(11)	(21)
Amortization of deferred transaction costs	5	3	9	6

Long-term debt net of transaction costs, end of period	16,442	19,008	16,442	19,008

During the three months ended June 30, 2021, we entered into a $6 billion Shaw term loan facility consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Transaction. The first tranche matures three years after the Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid.

During the three months ended June 30, 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche to April 2026 and the $1 billion tranche to April 2024, both from March 2022.

Senior Notes
Issuance of senior notes and related derivatives
In June 2020, we issued US$750 million floating rate senior notes due 2022 at a rate of three-month LIBOR plus 0.60% per annum. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars and convert our floating rate to a fixed rate of 0.955% until maturity. As a result, we received net proceeds of $1.0 billion from the issuances.

In March 2020, we issued $1.5 billion senior notes due 2027 at a rate of 3.65%.

Repayment of senior notes and related derivative settlements
In March 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

Rogers Communications Inc.	20	Second Quarter 2021

NOTE 15: LEASES

Below is a summary of the activity related to our lease liabilities for the three and six months ended June 30, 2021 and 2020.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Lease liabilities, beginning of period	1,886	1,810	1,835	1,725
Net additions	96	82	208	216
Interest on lease liabilities	18	18	36	35
Interest payments on lease liabilities	(16)	(16)	(33)	(33)
Principal payments of lease liabilities	(61)	(48)	(123)	(98)
Other	—	(1)	—	—

Lease liabilities, end of period	1,923	1,845	1,923	1,845

NOTE 16: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2021 and 2020.

Date declared	Date paid	Dividend per share (dollars)

January 27, 2021	April 1, 2021	0.50
April 20, 2021	July 2, 2021	0.50
		1.00

January 21, 2020	April 1, 2020	0.50
April 21, 2020	July 2, 2020	0.50
July 21, 2020	October 1, 2020	0.50
October 21, 2020	January 4, 2021	0.50
		2.00

On July 20, 2021, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on October 1, 2021 to shareholders of record on September 9, 2021.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Rogers Communications Inc.	21	Second Quarter 2021

NOTE 17: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries, benefits, and stock-based compensation, for the three and six months ended June 30, 2021 and 2020.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Stock options	16	(3)	11	(10)
Restricted share units	22	8	35	16
Deferred share units	15	(5)	14	(13)
Equity derivative effect, net of interest receipt	(35)	19	(26)	44

Total stock-based compensation expense	18	19	34	37

As at June 30, 2021, we had a total liability recognized at its fair value of $216 million (December 31, 2020 - $204 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and six months ended June 30, 2021, we paid $2 million and $48 million (2020 - $7 million and $36 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and six months ended June 30, 2021 and 2020.

	Three months ended June 30, 2021		Six months ended June 30, 2021
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	5,624,244	$62.07	4,726,634	$62.10
Granted	84,825	$61.70	1,032,345	$62.20
Exercised	—	—	(10,988)	$58.45
Forfeited	(31,378)	$62.56	(70,300)	$67.58

Outstanding, end of period	5,677,691	$62.06	5,677,691	$62.06

Exercisable, end of period	2,219,681	$59.62	2,219,681	$59.62

	Three months ended June 30, 2020		Six months ended June 30, 2020
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	4,726,634	$62.10	3,154,795	$61.82
Granted	—	—	1,598,590	$62.56
Exercised	—	—	(17,230)	$54.80
Forfeited	—	—	(9,521)	$58.45

Outstanding, end of period	4,726,634	$62.10	4,726,634	$62.10

Exercisable, end of period	1,426,207	$56.48	1,426,207	$56.48

We did not grant any performance stock options during the three and six months ended June 30, 2021 or 2020.

Unrecognized stock-based compensation expense related to stock option plans was $12 million as at June 30, 2021 (December 31, 2020 - $5 million) and will be recognized in net income over the next four years as the options vest.

Rogers Communications Inc.	22	Second Quarter 2021

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and six months ended June 30, 2021 and 2020.

	Three months ended June 30		Six months ended June 30
(In number of units)	2021	2020	2021	2020

Outstanding, beginning of period	2,663,015	2,882,983	2,573,894	2,472,774
Granted and reinvested dividends	153,125	56,704	1,156,032	926,494
Exercised	(18,440)	(106,194)	(861,494)	(526,411)
Forfeited	(50,418)	(34,304)	(121,150)	(73,668)

Outstanding, end of period	2,747,282	2,799,189	2,747,282	2,799,189

Included in the above table are grants of 20,945 and 280,192 performance RSUs to certain key executives during the three and six months ended June 30, 2021 (2020 - 8,606 and 208,604), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $88 million as at June 30, 2021 (December 31, 2020 - $50 million) and will be recognized in net income over the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and six months ended June 30, 2021 and 2020.

	Three months ended June 30		Six months ended June 30
(In number of units)	2021	2020	2021	2020

Outstanding, beginning of period	1,577,855	1,658,154	1,619,941	1,741,884
Granted and reinvested dividends	26,729	24,982	43,242	43,406
Exercised	(29,482)	(12,387)	(87,982)	(105,064)
Forfeited	—	—	(99)	(9,477)

Outstanding, end of period	1,575,102	1,670,749	1,575,102	1,670,749

Included in the above table are grants of 1,911 and 3,805 performance DSUs to certain key executives during the three and six months ended June 30, 2021 (2020 - 1,958 and 6,358), respectively.

There was no unrecognized stock-based compensation expenses related to these DSUs as at June 30, 2021 or December 31, 2020. All DSUs granted are fully vested.

NOTE 18: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and six months ended June 30, 2021 and 2020 were less than $1 million, respectively.

Rogers Communications Inc.	23	Second Quarter 2021

Transactions with Related Parties
We have entered into business transactions with Transcontinental Inc., a company that provides us with printing and prepress services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and was a Director of RCI until June 4, 2021.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Printing and prepress services	1	—	3	1

NOTE 19: CONTINGENT LIABILITIES

Wholesale Internet Costing and Pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access service. The Order set final rates for Rogers that were significantly lower than the interim rates that were previously billed and it further determined that these final rates would have applied retroactively to March 31, 2016.

We did not believe the final rates set by the CRTC were just and reasonable as required by the Telecommunications Act as we believe they were below cost. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services. The CRTC decided to adopt the interim rates in effect prior to the Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

The final rates are lower than the rates we previously billed to the resellers for the period of March 31, 2016 to October 6, 2016. We have recognized a refund of amounts previously billed to the resellers of approximately $25 million, representing the impact on a retroactive basis for that period.

On May 28, 2021, a wholesale Internet Service Provider (ISP) petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal. We intend to intervene in these matters.

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	24	Second Quarter 2021

NOTE 20: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2021	2020	2021	2020

Accounts receivable, excluding financing receivables	(34)	360	156	626
Financing receivables	(174)	(304)	(381)	(576)
Contract assets	133	350	304	629
Inventories	(2)	105	12	141
Other current assets	154	(4)	(32)	(69)
Accounts payable and accrued liabilities	101	(77)	(75)	(516)
Contract and other liabilities	16	17	23	80

Total change in net operating assets and liabilities	194	447	7	315

NOTE 21: SHAW TRANSACTION

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The acquisition (Transaction) is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). On May 20, 2021, Shaw shareholders voted to approve the Transaction at a special shareholders meeting. The Court of Queen's Bench of Alberta issued a final order approving the Transaction on May 25, 2021. The Transaction is subject to other customary closing conditions, including receipt of applicable approvals and expiry of certain waiting periods under the Broadcasting Act (Canada), the Competition Act (Canada), and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals, the Transaction is expected to close in the first half of 2022.

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the three months ended June 30, 2021, we entered into the $6 billion Shaw term loan facility, which served to reduce the amount available under the committed credit facility to $13 billion. See note 13 for more information on the committed facility and note 14 for more information on the Shaw term loan facility. We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

Rogers Communications Inc.	25	Second Quarter 2021